Exhibit 97.1

PERFORMANCE SHIPPING INC.

Policy for the Recovery of Erroneously Awarded Incentive Compensation

Adopted Date: December 1, 2023

1.	Introduction

The Board of Directors (the “Board”) of Performance Shipping Inc. (the “Company”) has adopted this policy (the “Policy”), which provides for recoupment, otherwise referred to as “clawback,” of certain Erroneously Awarded Incentive Compensation from Covered Executives in the event of an Accounting Restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

This Policy is designed to comply with Section 10D, as implemented by Rule 10D-1, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is made in accordance with the applicable listing rules (the “Nasdaq Rules”) of the Nasdaq Stock Market (“Nasdaq”).

2.	Covered Executives

This Policy applies to each individual who is (i) a current or former executive officer, as determined by the Committee in accordance with Section 10D and Rule 10D-1 of the Exchange Act and the Nasdaq Rules; (ii) a current or former employee who is classified by the Committee as an executive officer of the Company, which includes without limitation any of the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs policy-making functions for the Company (including executive officers of a parent or subsidiary if they perform policy-making functions for the Company); and (iii) an employee who may from time to time be deemed subject to this Policy by the Committee (“Covered Executives”). For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable.

This Policy shall be binding and enforceable against all Covered Executives, as described herein, and, to the extent required by applicable law or guidance from the United States Securities and Exchange Commission (the “SEC”) or Nasdaq, Covered Executives’ beneficiaries, heirs, executors, administrators or other legal representatives.

3.	Recovery of Erroneously Awarded Incentive Compensation

In the event the Company is required to prepare an Accounting Restatement of its financial statements, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) will determine the amount of Erroneously Awarded Incentive Compensation (defined below) and the Company will promptly provide each Covered Executive who received Erroneously Awarded Incentive Compensation with a written notice containing the amount of Erroneously Awarded Incentive Compensation received by such Covered Executive and shall require the forfeiture, repayment, or return, as applicable, of not less than the full amount of any Erroneously Awarded Incentive Compensation received or deemed received by any Covered Executive, except to the extent determined impracticable in Section 7 below.

(a)          Cash Awards. With respect to cash awards, the Erroneously Awarded Incentive Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was received and the amount that should have been received applying the restated Financial Reporting Measure.

(b)          Cash Awards Paid from Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously Awarded Incentive Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)          Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously Awarded Incentive Compensation is the number of such securities received in excess of the number that should been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously Awarded Incentive Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and/or Board shall determine the amount which most reasonably estimates the Erroneously Awarded Incentive Compensation.

(d)          Compensation Based on Stock Price or Total Shareholder Return. For Incentive Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously Awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, (i) the amount shall be determined by the Committee and/or Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received; and (ii) the Committee and/or Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Exchange in accordance with applicable listing standards.

Incentive Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if (a) the payment or grant of the Incentive Compensation to the Covered Executive occurs after the end of that period or (b) the Incentive Compensation remains contingent and subject to further conditions thereafter, such as time-based vesting.

Any recovery under this Policy shall be made reasonably promptly and in accordance with the Exchange Act and Nasdaq Rules.

4.	Incentive Compensation and Financial Reporting Measures

For purposes of this Policy:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). For the avoidance of doubt, in no event will a restatement of the Company’s financial statements that is not due in whole or in part to the Company’s material noncompliance with any financial reporting requirement under applicable law (including any rule or regulation promulgated thereunder) be considered an Accounting Restatement under this Policy. For example, a restatement due exclusively to a retrospective application of any one or more of the following will not be considered an Accounting Restatement under this Policy: (i) a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provisional amounts in connection with a prior business combination (but only if the Company is an International Financial Reporting Standards (“IFRS”) filer); and (vi) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive Compensation include, but are not limited to:

(a)          Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

(b)          Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

(c)          Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

(d)          Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

(e)          Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive Compensation excludes:

(a)          Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

(b)          Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

(c)          Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

(d)          Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., completion of a project, [acquiring a specified number of vessels,] attainment of a certain market share); and

(e)          Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures (e.g., a time-vested award, including time-vesting stock options or restricted share rights).

“Incentive Compensation Eligible for Recovery” means Incentive Compensation received by a Covered Executive:

(a)          after beginning service as a Covered Executive;

(b)          who served as a Covered Executive at any time during the performance period for the applicable Incentive Compensation (regardless of whether such individual is serving as a Covered Executive at the time the Erroneously Awarded Incentive Compensation is required to be repaid);

(c)          while the Company had a class of securities listed on a national securities exchange or a national securities association;

(d)          during the applicable Recovery Period; and

(e)          on or after the effective date of the applicable Nasdaq Rules (i.e., October 2, 2023).

“Recovery Period” means, with respect to any Accounting Restatement, the three (3) completed fiscal years of the Company immediately preceding the Restatement Date and, if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three (3) completed fiscal years.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

5.	Erroneously Awarded Incentive Compensation – Amount Subject to Recovery
The amount to be recovered will be, with respect to each Covered Executive in connection with an Accounting Restatement, the amount of the Incentive Compensation Eligible for Recovery based on the erroneous data that exceeds the Incentive Compensation Eligible for Recovery that otherwise would have been received by the Covered Executive had it been determined based on the restated results (calculated without regard to any taxes paid), as determined by the Committee (the “Erroneously Awarded Incentive Compensation”).

For Incentive Compensation based on (or derived from) stock price, total shareholder return, or similar metric where the amount of Erroneously Awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price, total shareholder return, or other such metric upon which the Incentive Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate, and, if required by applicable law, regulation or Nasdaq Rule, provide the relevant documentation to Nasdaq.

The Company shall promptly provide each Covered Executive with a written notice containing the amount of any Erroneously Awarded Incentive Compensation and a demand for repayment or return of such compensation, as applicable.

6.	Method of Recovery

The Committee will determine, in its sole discretion, the method for recouping Erroneously Awarded Incentive Compensation hereunder which may include, without limitation, any of the following or combination thereof:

(a)          requiring reimbursement of cash Incentive Compensation Eligible for Recovery previously paid;

(b)          seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)          offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)          cancelling outstanding vested or unvested equity awards; and/or

(e)          taking any other remedial and recovery action permitted by law, as determined by the Committee.

Except as set forth in Section 7 below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Incentive Compensation in satisfaction of a Covered Executive’s obligations hereunder. To the extent that a Covered Executive fails to repay all Erroneously Awarded Incentive Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Incentive Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Incentive Compensation in accordance with the immediately preceding sentence.

To the extent that the Covered Executive has already reimbursed the Company for any Erroneously Awarded Incentive Compensation received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Incentive Compensation that is subject to recovery under this Policy. To the extent that the Erroneously Awarded Incentive Compensation is recovered under a foreign recovery regime, the recovery would meet the obligations of Rule 10D-1.

7.	Impracticality

The Company shall recover any Erroneously Awarded Incentive Compensation in accordance with this Policy, unless such recovery would be duplicative of compensation recovered by the Company from the Covered Executive pursuant to Section 304 of the Sarbanes-Oxley Act or would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Nasdaq Rules, and any of the following conditions are satisfied:

(a)          The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Incentive Compensation, documented such attempt(s) and provide such documentation to Nasdaq; or

(b)          Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(c)          Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

8.	No Indemnification

The Company shall not insure or indemnify any Covered Executive against the loss of any Erroneously Awarded Incentive Compensation that is repaid, returned or recovered in accordance with the terms of this Policy, or for any claims relating to the Company’s enforcement of any of its rights under this Policy.

The Company shall not enter into any agreement or arrangement that exempts any Incentive Compensation that is granted, paid or awarded to any Covered Executive from the application of this Policy or that waives the Company’s right to recover any Incentive Compensation Eligible for Recovery, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy). While a Covered Executive may purchase a third-party insurance policy to fund potential recovery obligations under this Policy, the Company may not pay or reimburse the Covered Executive for premiums for such an insurance policy.

9.	Other Recovery Rights

The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy.

The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

10.	Disclosure Requirements

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.

11.	Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D and Rule 10D-1 of the Exchange Act and any applicable rules or standards adopted by the SEC or Nasdaq.

12.	Amendment and Termination

The Committee may amend or terminate this Policy from time to time in its discretion; provided that, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any applicable federal securities laws, SEC rule or Nasdaq Rule.

13.	Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.

14.	Policy Administration

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

ANNEX A

Performance Shipping Inc.

Policy for the Recovery of Erroneously Awarded Incentive Compensation

Acknowledgement Form